NEWS RELEASE

April 26, 2007	Release 07-2007

For immediate release

INDEPENDENT FEASIBILITY STUDY SUPPORTS
DEVELOPMENT OF CARMACKS COPPER PROJECT

VANCOUVER, B.C. – Western Copper Corporation today announced that an independent feasibility study has concluded that development of the wholly owned Carmacks copper property in the Yukon Territory can be achieved with an after-tax internal rate of return (IRR) of 15.7%, based on 100% equity financing. The project has an undiscounted net present value (NPV) of C$123 million, with payback of initial capital investment realized in 3.9 years.

The proposed development plan is for an open pit mine with an acid heap leach followed by solvent extraction and electrowinning. Over the projected 6 years of operation the mine will produce a total of 208 million pounds of pure cathode copper of grade equal to or exceeding LME Grade A.

The feasibility study was compiled by M3 Engineering & Technology Corporation of Tucson, Arizona (“M3”) with resource estimation by Wardrop Engineering (“Wardrop”) of Vancouver and reserve estimation and mine costing by Independent Mining Consultants of Tucson (“IMC”). Geotechnical input to the study was provided by Golder Associates of Burnaby and environmental input was provided by Access Consulting Group of Whitehorse. The study is based on an average annual production rate of 1.73 million tonnes of ore for the estimated 6 years of operation. Total initial capital investment in the project is estimated to be C$144 million (including a C$14.1 million contingency reserve) with a further C$7.32 million of owner’s costs. Life-of-mine operating costs are estimated to be C$204 million or US$0.83 per pound of copper produced (at a US$0.85 exchange rate) utilizing the current mineable reserve.

M3 notes that the economics in the feasibility study do not take into account opportunities based on the potential for:

  increasing the mineable oxide reserve in Zone 1 and the other identified mineralized zones, recovery of gold from the ore,
  contracting of certain unit operations and
  recovery of copper and precious metals from the sulphide zones.

M3 used a metal price of US$2.32 per pound of copper for the base case. This price utilized a 5 year average of 3 years historical and two years future copper prices from the London Metals Exchange. Using an April 2007 spot copper price of US$3.65/lb. , an IRR of 37.3 % is projected with an undiscounted NPV of C$334 million and a 1.6 year payback period.

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Further project economics sensitivities of the Carmacks Copper Project are as follows.

	NPV @ 0% C$000	NPV @ 5% C$000	NPV @ 10% C$000	IRR %	Payback Years
Base Case	$123,000	$69,000	$30,800	15.70%	3.9
(Cu = US$2.32 / lb., CA$1 = US$0.85)

+ 1 Year Mine Life	$155,000	$89,000	$43,200	17.2%	3.9
+ 2 Year Mine Life	$188,000	$109,000	$55,800	18.5%	3.9

Copper Price +20%	$195,000	$127,000	$78,500	24.3%	2.9
Copper Price -20%	$51,300	$9,890	($18,700)	6.5%	5.4
Current Cu Price US$3.65	$334,000	$236,000	$166,000	37.3%	1.6

Capex +20%	$100,000	$45,500	$6,910	11.1%	4.5
Capex -10%	$134,000	$80,200	$42,100	18.5%	3.6

Opex +20%	$100,000	$49,300	$13,600	12.5%	4.5
Opex -10%	$134,000	$78,400	$38,900	17.3%	3.6

Recovery +5%	$140,000	$82,900	$42,300	17.8%	3.6
Recovery -10%	$87,700	$40,000	$6,570	11.2%	4.6

With a view to preserving shareholder leverage to higher metals prices, Western Copper will be reviewing all financing options, including the purchase of copper put options, should a portion of the project be financed utilizing a secured debt financing facility. The structure of the financing will be determined after permits are secured and will take into account relevant factors at that time.

The development plan proposed in the study considers a construction start in early 2008 with pre-stripping of the mine commencing concurrently. Production of copper is targeted for the fourth quarter of 2009. The current reserve estimate would sustain mine production for 6 years. Following this, rinsing of the heap would commence with further recovery of copper before neutralization and reclamation of the heap is completed.

The mine plan proposed by IMC is based on a new resource estimate for the No.1 Zone which was prepared by Wardrop. This new resource estimate includes historical data plus data from the 2006 exploration campaign. The estimated proven and probable reserves are contained within an engineered pit design based on a floating cone analysis of the resource block model using the measured and indicated oxide resources. Total combined proven and probable oxide reserves are estimated at 10.6 million tonnes with a grade of 1.044% total copper. The following tables summarize the new resource and reserve estimates.

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Carmacks Copper Project Estimated Resource No.1 Zone @ 0.25% Total Cu Cut-off
Mineralization	Category	Tonnes (000)	Total Cu %	Oxide Cu %	Au g/t	Ag g/t
Oxide	Measured	3,288	1.23%	1.03%	0.65 g/t	6 g/t
	Indicated	7,084	1.09%	0.93%	0.46 g/t	4 g/t
	Measured + Indicated	10,372	1.13%	0.96%	0.52 g/t	4 g/t
	Inferred	82	0.82%	0.62%	0.21 g/t	1 g/t
Sulphide	Measured	1,256	0.72%	0.04%	0.23 g/t	2 g/t
	Indicated	4,399	0.78%	0.06%	0.23 g/t	2 g/t
	Measured + Indicated	5,655	0.77%	0.05%	0.23 g/t	2 g/t
	Inferred	3,161	0.69%	0.07%	0.18 g/t	1 g/t

Oxide Mineral Reserve Estimate No. 1 Zone
Reserve Class	Ore Ktonnes	Total Copper (%)	Oxide Copper (%)	Non-oxide Copper (%)	Gold (g/tonne)	Silver (g/tonne)
Proven Mineral Reserve	3,189	1.227	1.028	0.199	0.659	6.20
Probable Mineral Reserve	7,422	0.965	0.822	0.144	0.408	3.935
Proven and Probable Mineral Reserve	10,611	1.044	0.884	0.160	0.483	4.62

Western Copper Co-chairman and CEO, Dale Corman notes “We are pleased the M3 study confirms an attractive rate of return and payback period for the project. We believe that diamond drilling currently underway will identify sufficient additional oxide reserves to extend the life of the project well beyond the 6 year mine life proposed in the feasibility study.”

M3 is a full-service EPCM firm and is recognized for its experience in the design and construction of mineral processing plants.

The executive summary of the M3 feasibility study will shortly be posted on Western Copper’s web site at www.westerncoppercorp.com .

This news release was prepared under the supervision of Jonathan Clegg P. Eng., a qualified person under NI 43-101.

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Mr. Tim Oliver, P.E., of M3 is the qualified person responsible for the preparation of the feasibility study. Mr. Gilles Arseneau, Ph.D., P.Geo., of Wardrop is the qualified person responsible for the preparation of the resource estimate.
Mr. Mike Hester, FAusIMM of IMC is the qualified person responsible for the preparation of the reserve estimate, the mine schedule and costing.

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
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Mr. John Hull, P.Eng., of Golder Associates, is the qualified person responsible for the preparation of geotechnical information for the feasibility study.
Mr. Dan Cornett, B.Sc., P.Biol., C.C.E.P. of Access Consulting, is the qualified person responsible for the compilation of environmental data.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen
Vice President, Corporate Development
Phone: 604.684.9497
Email: info@westerncoppercorp.com
www.westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
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